North American Galvanizing & Coatings, Inc.
5314 South Yale, Suite 1000
Tulsa, OK 74135

Via EDGAR and Facsimile (202) 772-9368

February 1, 2007

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3561 Attn: Tricia Armelin, Staff Accountant

Re:	North American Galvanizing & Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”)
Filed February 10, 2006
File # 1-3920

Dear Mr. Cash:

This letter sets forth the response of North American Galvanizing & Coatings, Inc. (“we”, “us” or the “Company”) to your additional comment letter dated January 24, 2007 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above described Form 10-K.

The staff’s comment is set forth below, in bold, followed by our response.

Form 10-K for the fiscal year ended December 31, 2005

Note (1) - Summary of Significant Accounting Policies, Revenue Recognition, page FS-21

1.
We have reviewed your response to our prior comment two. Please clarify for us how delivery terms are specified in your agreements. In this regard, please tell us if the delivery terms are mutually agreed to at the outset of an arrangement or if they are determined after the product inspection has been completed and explain how you have considered the impact of these terms on your revenue recognition policy. In addition, please tell us if you charge storage fees to customers that leave their products for several weeks. If applicable, tell us, and disclose, when and how these fees are recognized. If you do not charge storage fees, please explain to us how you have determined that a portion of your service fee is not related to storage.

Response to Comment 1

Shipping terms are mutually agreed to at the outset of the arrangement. Our standard shipping terms are specified in our written terms and conditions, which state that the customer is responsible for all freight arrangements and charges and for providing to us shipping instructions prior to the completion of the galvanizing process, and that orders without such instructions will be returned collect to the customer via the same mode of transportation as received. Our written terms and conditions also include the following: “We accept no responsibility for damage to purchaser’s materials. Please transport material on flatbed trailers, elevated and spaced with dunnage for lift-truck offloading and reloading. Adequate dunnage (4x4 spacing lumber, pallets, containers etc.) to enable a safe, secure load and protect the galvanized coating, is to be provided by the customer. Use straps (not chains) to secure and protect galvanized loads for transport. Off loading & loading hours: 7:00 AM - 4:00 PM.”

In the vast majority of galvanizing orders, approximately 95% of total orders invoiced in 2005 and 2006, the customer arranged for removal of the completed orders from our premises. In the remaining cases, we arranged for shipment at the request of our customer, however the corresponding common carrier charges, if not billed directly to the customer by the carrier (our preferred practice) are added to our invoices. We invoice completed orders immediately upon satisfactory inspection, and our payment due dates are based on the date of such inspection. In no instances do we alter our standard terms with respect to title or risk of loss; irrespective of shipping arrangements, we accept neither.

Because we do not take title to the customer’s product during our service (the galvanizing process), and because our standard terms and conditions specify that the customer is obligated to pay for the galvanizing services upon satisfactory inspection, we believe that the earnings process with respect to the galvanizing is complete upon satisfactory inspection and is not dependent upon physical removal of their product from our premises. Accordingly, our revenue recognition policy for galvanizing services is to recognize revenue upon the completion of satisfactory inspection.

We have limited physical space to receive, galvanize, and ship finished product. Due to logistical transportation constraints, the normal “pickup” period is one to two days after completion of inspection. In rare instances, typically due to field conditions at a jobsite where scheduling of steel receipt has been unexpectedly delayed, the normal “pickup period” of one to two days may be exceeded. We do not maintain data on the time period between final inspection and removal of items from our premises since none of our accounting or operational processes depend on this information; however, management estimates that exceptions occur in less than 1-2% of cases. For these rare exceptions, we have occasionally charged separately negotiated storage fees ($15,020 of total 2005 revenue of $47,870,000, and $4,502 in 2006) when the delay was longer than a few days. Those storage fees were recognized in the period in which the storage service was provided. Accordingly, we do not believe that any portion of our service fee for galvanizing is related to storage. Additionally, we do not believe that the disclosure of the amount and classification of storage fees is necessary, due to the de minimus amount.

In connection with responding to the staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 524-1512 should you have any questions. In addition, we request that you advise us when the staff has completed its review of the filings.

Very truly yours,

/s/ Beth B. Hood
Chief Financial Officer